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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR 15d-16 Under
The Securities Exchange Act of 1934

For the month of October, 2005

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date: December 22, 2004
	By:	/s/ J.C. STEFAN SPICER (Signature)* J.C. Stefan Spicer President & CEO

* Print the name and title under the signature of the signing officer

II-1

EXHIBIT INDEX

Exhibit
99.1	Annual Report
99.2	Notice of Annual and Special Meeting of Holders of Common Shares
99.3	Proxy for Annual Meeting and Special Meeting of Holders of Common Shares
99.4	Proxy for Special Meeting of Holders of Class A Shares

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SIGNATURES
EXHIBIT INDEX